

Mail Stop 4720

October 12, 2017

Koos Timmermans
Chief Financial Officer
ING Groep N.V.
Bijlmerplein 888
1102 MG Amsterdam
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands

> **Re: ING Groep N.V.**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **December 31, 2016**
> **Filed March 20, 2017**
> **Form 6-K Filed August 2, 2017**
> **Response dated September 1, 2017**
> **File No. 001-14642**

Dear Mr. Timmermans:

We have reviewed your September 1, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2017 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016

2.2.1 Risk Management, page F-141

Credit Risk, page F-155

Forbearance, page F-181

1.   We note your response to prior comment 2 regarding the differences between the population of troubled debt restructurings (TDRs) and forborne loans and continue to have comments regarding the drivers of the differences in these balances. Please respond to the following:

- We note in your response that you look to the definition in ASC 310-40 for purposes of defining TDRs for your accounting policy. It appears that one of the largest differences between TDRs and forborne loans under your policy stems from the fact that a loan must be impaired to be considered a TDR and experiencing financial difficulty, which you evaluate based on a 90 days past due or unlikely-to-pay trigger. This compares to only a 30 days past due indicator for borrowers experiencing financial difficulty for purposes of your forborne definition. However, your "impaired" criteria seems inconsistent with the guidance in ASC 310-40-15-20 which gives a number of factors to consider in concluding whether a borrower is experiencing financial difficulty. Please explain in further detail how you arrived at your conclusion that a loan must be considered "impaired" for purposes of concluding that a borrower is experiencing financial difficulty and thus potentially meeting your definition of a TDR.

- We note your response that EUR 3,159 million in non-performing forborne loans are generally not considered TDRs because the forbearance measures generally do not result in a significant delay of payment. Please tell us what you consider to be a "significant delay of payment" for purposes of your definition of TDRs for each applicable type of material forborne loan class. Additionally, please clarify whether your forborne definition has any concept of the delay of payment being significant, or whether any delay in payment, even if just a month, would be considered to be a forborne loan.

- Describe for us the most frequent concessions granted for your forborne/TDR loans.

- In your response, you state that you will remove the TDR designation from a loan once it becomes performing under the modified terms. Please clarify the time period that must be met before concluding that the loan is performing under the modified terms and provide us with your analysis under the accounting literature you looked to in developing this policy. Additionally, please clarify how much this factor makes up of the portion of the loans removed from TDR designation in your response letter.

- We note your proposed additional language describing the difference between TDRs and forborne loans under your accounting policy. However, in light of the substantial difference between the two categories (TDRs of EUR 602 million as of December 31, 2016, versus forborne loans of EUR 14,860, and similarity of the definitions of each of these categories, it appears this explanation should be expanded further to provide more context to explain the drivers in the levels of each category.

Form 6-K Filed August 2, 2017

Note 1 – Accounting Policies, page 15

IFRS 9 – Financial Instruments, page 15

2.   We note that on your earnings call for the June 30, 2017 results held on August 2, 2017 that you provided information regarding the expected impact of IFRS 9 in response to a question from an analyst. Specifically, you noted that you expect the day one impact of IFRS 9 to be relatively modest, or up to 35 basis points fully loaded. Please respond to the following:

- Please clarify which line item or capital metric that you expect to be impacted in this fashion.

- Please tell us whether you plan to provide an updated disclosure regarding IFRS 9 in your September 30, 2017 financial statements, if prepared in accordance with IAS 34. If so, please tell us whether you plan to provide any quantitative information regarding the expected impact upon adoption. If not, please tell us why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services